UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-03610

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ARCONIC BARGAINING RETIREMENT SAVINGS PLAN

ARCONIC SALARIED RETIREMENT SAVINGS PLAN

ARCONIC HOURLY NON-BARGAINING RETIREMENT SAVINGS PLAN

ARCONIC FASTENER SYSTEMS AND RINGS RETIREMENT SAVINGS PLAN

ARCONIC RETIREMENT SAVINGS PLAN FOR ATEP BARGAINING EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Howmet Aerospace Inc. (f/k/a Arconic Inc.)

201 Isabella Street, Suite 200, Pittsburgh, Pennsylvania 15212-5872

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Index

Page(s)
Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies
Arconic Bargaining Retirement Savings Plan,
Arconic Salaried Retirement Savings Plan,
Arconic Hourly Non-Bargaining Retirement Savings Plan,
Arconic Fastener Systems and Rings Retirement Savings Plan, and
Arconic Retirement Savings Plan for ATEP Bargaining Employees

Report of Independent Auditors	1–2

Financial Statements
Statements of Individual Plan Net Assets Available for Benefits December 31, 2019	3

Statements of Individual Plan Net Assets Available for Benefits December 31, 2018	4

Statements of Changes in Individual Plan Net Assets Available for Benefits Year Ended December 31, 2019	5

Notes to Financial Statements
December 31, 2019 and 2018	6–16

Supplemental Schedules

Arconic Bargaining Retirement Savings Plan Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) December 31, 2019	17

Arconic Salaried Retirement Savings Plan Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) December 31, 2019	18

Arconic Retirement Savings Plan for ATEP Bargaining Employees Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) December 31, 2019	19

Signatures	20

Consent	21

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of

Howmet Aerospace Hourly Retirement Savings Plan,

Howmet Aerospace Salaried Retirement Savings Plan,

Arconic Hourly Non-Bargaining Retirement Savings Plan,

Arconic Fastener Systems and Rings Retirement Savings Plan, and

Howmet Aerospace Niles Bargaining Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of individual plan net assets available for benefits of the Arconic Bargaining Retirement Savings Plan, Arconic Salaried Retirement Savings Plan, Arconic Hourly Non-Bargaining Retirement Savings Plan, Arconic Fastener Systems and Rings Retirement Savings Plan, and the Arconic Retirement Savings Plan for ATEP Bargaining Employees (hereafter collectively referred to as the “Plans”) as of December 31, 2019 and 2018 and the related statements of changes in individual plan net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of each of the Plans as of December 31, 2019 and 2018, and the changes in each of their net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Plan Merger

As discussed in Note 7 to the financial statements, effective December 31, 2019 the net assets of the Arconic Fastener Systems and Rings Retirement Savings Plan attributable to salaried and former salaried employees were transferred into the Arconic Salaried Retirement Savings Plan and the remaining net

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219

T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

assets of the Arconic Fastener Systems and Rings Retirement Savings Plan attributable to hourly and former hourly employees were merged into the Arconic Hourly Non-Bargaining Retirement Plan. The Arconic Hourly Non-Bargaining Retirement Plan was then merged into the Arconic Bargaining Retirement Savings Plan effective December 31, 2019.

Supplemental Information

The supplemental schedules of Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2019 of each of the Plans have been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental schedules are the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP Pittsburgh, Pennsylvania June 24, 2020

We have served as the Arconic Bargaining Retirement Savings Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Arconic Bargaining Retirement Savings Plan.

We have served as the Arconic Salaried Retirement Savings Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Arconic Salaried Retirement Savings Plan.

We have served as the Arconic Hourly Non-Bargaining Retirement Savings Plan’s auditor since 2003.

We have served as the Arconic Fasteners and Rings Retirement Savings Plan’s auditor since 2012.

We have served as the Arconic Retirement Savings Plan for ATEP Bargaining Employees’ auditor since 2018.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Statements of Individual Plan Net Assets Available for Benefits

December 31, 2019

	Bargaining Plan	Salaried Plan	Hourly Non-Bargaining Plan	AFSR Plan	ATEP Bargaining Plan
Assets
Investments
Plan’s value of interest in Arconic Retirement Savings
Plan Master Trust at fair value
Arconic Stock Fund	$62,596,129	$65,484,929	$—	$—	$590,007
Other investments	1,049,515,975	1,375,972,977	—	—	33,276,341

Total investments at fair value in Arconic Retirement Savings Plan Master Trust	1,112,112,104	1,441,457,906	—	—	33,866,348
Investment contracts at contract value	187,658,794	194,364,366	—	—	1,392,945

Total value of interest in Arconic Retirement Savings Plan Master Trust (Note 3)	1,299,770,898	1,635,822,272	—	—	35,259,293
Other investments at fair value	24,149,060	49,313,109	—	—	66,863

Total Investments	1,323,919,958	1,685,135,381	—	—	35,326,156
Notes receivable from participants	56,836,509	16,576,066	—	—	1,534,199
Participant contribution receivable	1,841,527	463,283	—	—	55,581
Employer contribution receivable	1,536,319	462,556	—	—	31,233

Net assets available for benefits	$1,384,134,313	$1,702,637,286	$—	$—	$36,947,169

The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Statements of Individual Plan Net Assets Available for Benefits

December 31, 2018

	Bargaining Plan	Salaried Plan	Hourly Non-Bargaining Plan	AFSR Plan	ATEP Bargaining Plan
Assets
Investments
Plan’s value of interest in Arconic Retirement Savings
Plan Master Trust at fair value
Arconic Stock Fund	$26,302,887	$48,949,807	$12,110,270	$15,956,261	$623,931
Other investments	417,739,948	1,094,442,694	305,283,628	242,391,915	26,884,078

Total investments at fair value in Arconic Retirement Savings Plan Master Trust	444,042,835	1,143,392,501	317,393,898	258,348,176	27,508,009
Investment contracts at contract value	87,073,922	171,264,961	48,275,074	68,766,038	973,471

Total value of interest in Arconic Retirement Savings Plan Master Trust (Note 3)	531,116,757	1,314,657,462	365,668,972	327,114,214	28,481,480
Other investments at fair value	16,850,791	43,947,019	1,736,017	6,446,820	—

Total Investments	547,967,548	1,358,604,481	367,404,989	333,561,034	28,481,480
Notes receivable from participants	25,450,027	14,501,699	16,880,425	12,932,917	1,341,119
Participant contribution receivable	721,444	215,653	601,403	767,953	52,917
Employer contribution receivable	475,731	208,395	647,334	750,548	25,179

Net assets available for benefits	$574,614,750	$1,373,530,228	$385,534,151	$348,012,452	$29,900,695

The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Statements of Changes in Individual Plan Net Assets Available for Benefits

Year Ended December 31, 2019

	Bargaining Plan	Salaried Plan	Hourly Non-Bargaining Plan	AFSR Plan	ATEP Bargaining Plan
Additions
Contributions
Arconic Stock Fund
Participant	$1,948,875	$1,525,647	$804,238	$984,644	$17,537
Employer	793,123	1,609,024	824,429	834,267	9,697
Other investments
Participant	38,043,150	42,635,390	24,394,124	20,928,777	2,574,949
Employer	19,034,525	39,160,067	26,944,893	19,279,115	1,168,714

Total Contributions	59,819,673	84,930,128	52,967,684	42,026,803	3,770,897

Plan interest in Arconic Retirement Savings Plan Master Trust investment gain
Arconic Stock Fund	18,795,160	35,553,429	9,335,448	10,788,662	398,518
Other investments	98,282,484	247,028,481	71,390,643	56,779,906	5,721,009

Total Plan interest in Arconic Retirement Savings Plan Master Trust investment income	117,077,644	282,581,910	80,726,091	67,568,568	6,119,527
Other investment income	3,823,742	8,491,236	240,466	1,123,710	3,630

Total Additions	180,721,059	376,003,274	133,934,241	110,719,081	9,894,054
Benefit payments to participants	(74,386,502)	(236,945,376)	(45,348,903)	(39,680,001)	(2,784,435)

Net (decrease) increase prior to Plan transfers	106,334,557	139,057,898	88,585,338	71,039,080	7,109,619
Plan transfers
Transfers between plans, net	(1,106,351)	(295,278)	37,778	1,426,996	(63,145)
Transfers due to plan mergers (Note 7)	704,291,357	190,344,438	(474,157,267)	(420,478,528)	—
Net (decrease) increase	809,519,563	329,107,058	(385,534,151)	(348,012,452)	7,046,474
Net assets available for benefits
Beginning of year	574,614,750	1,373,530,228	385,534,151	348,012,452	29,900,695

End of year	$1,384,134,313	$1,702,637,286	$—	$—	$36,947,169

The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2019 and 2018

1.	Description of Plans

General

The Arconic Bargaining Retirement Savings Plan (“Bargaining Plan”), Arconic Salaried Retirement Savings Plan (“Salaried Plan”), Arconic Hourly Non-Bargaining Retirement Savings Plan (“Hourly Non-Bargaining Plan”), Arconic Fastener Systems and Rings Retirement Savings Plan (“AFSR Plan”), and Arconic Retirement Savings Plan for ATEP Bargaining Employees (“ATEP Bargaining Plan”) (collectively, the “Plans”) are defined contribution savings plans maintained pursuant to a master trust agreement (the “Master Trust”) between Arconic Inc. (“Arconic” or the “Company”) and the trustee, The Bank of New York Mellon (“Trustee”). In general, the Plans provide various investment options for amounts withheld from employees’ salaries and for company contributions. Plan documents are available to participants upon request.

Reference should be made to the basic prospectus and to the summary plan description of each Plan for a summary of the important features of each Plan, including eligibility, vesting, employee and company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and Vesting

The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. The ATEP Bargaining Plan is only available to hourly employees of RMI Titanium Co, LLC covered by collective bargaining agreements that provide this benefit. Employees are immediately eligible for plan participation. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. Except for the participants in the ATEP Bargaining Plan, a participant is immediately vested in company contributions, which are therefore nonforfeitable.

For the ATEP Bargaining Plan, employer contributions and the earnings on those contributions vest incrementally: 33% after one year of service, 67% after two years and 100% vested after three years of service. Amounts that are not vested upon termination of employment are forfeited and will be used to reduce plan expenses or future company contributions. Total forfeitures that reduced employer contributions and plan expenses in 2019 are $69,873.

Employee Contributions

Eligible employees may elect to contribute to the Plans up to 25% of eligible compensation as pre-tax, not to exceed the IRS limit, or up to 10% as after-tax, with a maximum of 25% in the aggregate. Effective March 1, 2015, eligible employees in the Bargaining Plan may defer as pre-tax savings and/or pre-tax catch-up contributions, a maximum of 50% of amounts earned under the applicable pay for performance plan (2015 or later plans only) in increments of 10% and subject to the maximums allowable by the Internal Revenue (“Code”) and Department of Treasury regulations.

Negotiated deferrals, as defined in the Bargaining Plan document, for certain eligible collective bargained employees will be contributed to their plan accounts as a separate pre-tax contribution.

Eligible employees age 50 or older or who become age 50 during the plan year who meet certain requirements may elect to make additional pre-tax catch-up contributions up to a maximum of $6,000, or such other amount adjusted for cost-of-living increases.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2019 and 2018

Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.

Eligible employees hired or rehired on or after August 1, 2006 will be automatically enrolled in the Plans after 60 days of hire or rehire and subject to automatic payroll deductions equal to 3% of eligible compensation, which will be contributed to the Plans as pre-tax savings, unless the employee chooses to either enroll sooner or to not participate. After 90 days of plan participation, the pre-tax savings rate will be increased by 1% on each April 1 until the pre-tax savings rate attains a target rate of 6% of eligible compensation. The employee can change the contribution rate, annual rate increase and target contribution rate or stop automatic enrollment at any time.

The Plans also accept rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans to the extent the rollover is permitted under Section 402(c) of the Code. An eligible employee’s rollover contribution is credited to his or her account and thereafter treated like the participant’s pre-tax savings with respect to withdrawals, loans, and investment options under the Plans. The Plans do not accept rollover contributions from Roth individual retirement accounts.

Employer Contributions

For the Hourly Non-Bargaining Plan and AFSR Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants’ eligible compensation. For the Salaried Plan, participating locations must make a matching employer contribution up to 6% of the participants’ eligible compensation. The employer match for contributions to the Bargaining Plan and ATEP Bargaining Plan is based upon the various collective bargaining agreements. The Company does not match negotiated deferral contributions under the Bargaining Plan.

In addition, certain salaried and non-bargaining eligible employees of the Plans and certain bargained employees hired or rehired as of specified dates negotiated under the collective bargaining agreements will receive an employer retirement income contribution in the amount of 3% of applicable eligible compensation per pay period.

The employer match and employer retirement income contributions are contributed in the same manner as the participant’s other investment elections. If the participant has not made investment elections, company matching contributions will automatically be invested in the appropriate targeted maturity fund based on the participant’s year of birth.

Certain eligible employees in the Bargaining Plan and ATEP Bargaining Plan hired or rehired as of specified dates negotiated with the unions will receive retiree medical savings contributions to their accounts in an amount equal to $0.40 and $0.35, respectively, per hour worked. These employer contributions are contributed in the appropriate targeted maturity fund based on the participant’s year of birth but may be transferred by the participant from the default fund to any eligible fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the company’s contribution and (b) Plan earnings. Allocations of Plan earnings are based on individual participant investment earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2019 and 2018

Notes Receivable From Participants

Generally, participants may borrow from their individual account balances in the Plans, excluding employer contributions made on or after January 1, 2011, employer retirement income contributions, transitional employer retirement income contributions, retiree medical savings contributions, legacy RTI Money Purchase Plan (“RTI MPP”) balances and legacy RTI Roth Balances. However, participants in the ATEP Bargaining Plan may borrow against employer contributions.

The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant’s account balance or $50,000. Loans are collateralized by a portion of the participant’s account balance, and repayments are made by periodic payroll deductions. Interest is charged on all loans at the prime rate plus 1% at the time the loan is executed. Interest rates ranged from 4.25% to 10.50% as of December 31, 2019 and 2018. For each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses.

Payment of Benefits

While actively employed, participants have access to account funds through loans, non-hardship withdrawals of after-tax and rollover contributions, withdrawals for participants over age 59 1/2, hardship withdrawals of pre-tax contributions, and, to comply with changes made by the Bipartisan Budget Act of 2018, effective January 1, 2019, the related investment earnings on pre-tax contributions. No portion of a legacy RTI MPP balance shall be available for withdrawals during employment.

On termination of service due to death, disability or retirement, participants with an account balance greater than $5,000 ($1,000 for the ATEP Bargaining Plan) may elect to leave their investment in the Plans or receive a lump-sum distribution. Participants who leave their investments in the Plans and elect to receive a distribution at a later date are permitted four partial payouts each calendar year, however, each partial payout must be at least $250. Plan provisions require a lump-sum distribution when the participant attains age 69, except for legacy RTI MPP balances. The default election for RTI MPP distribution is a Qualified Joint and Survivor Annuity, which the Trustee shall purchase from an insurance company. Participants can choose alternative distribution options.

Risks and Uncertainties

The Plans invest in investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Individual Plan Net Assets Available for Benefits and Statements of Changes in Individual Net Assets Available for Benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA. In the event of a plan termination, any unallocated assets of the Plans shall be allocated to participant accounts and distributed in such a manner as the Company may determine. Also, the Company has the right under the Plans to discontinue its contributions at any time.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2019 and 2018

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and to disclose contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined contribution plan are reported at contract value. Contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Plan interest in Arconic Retirement Savings Plan Master Trust investment income and other investment gains includes the Plans’ unrealized and realized gains and losses on investments.

Payments of Benefits

Benefits are recorded when paid.

Notes Receivable From Participants

The Notes Receivable from Participants are reported at the unpaid principal balance of borrowings from individual account balances along with the accrued and unpaid interest. Loans in default are reclassified as benefit payments to participants based upon the terms of the plan.

Administrative Expenses

The Fixed Income Fund and Arconic Stock Fund investment management fees are paid by the Plans from assets of their respective funds. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund’s net assets. For the Arconic Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year.

Many funds in the Plans are registered investment companies. Registered investment companies incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value (“NAV”). Expenses charged by registered investment companies include asset management and administrative fees.

The funds offered by BlackRock Institutional Trust Company, N.A., and the Trustee incur expenses that reduce earnings in the fund and are reflected in the NAV. These funds are not available to individual investors and are not publicly traded. Expenses charged by these funds include asset management and administrative fees.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2019 and 2018

A monthly fee is charged to all participants, including those who have all funds in the self-directed brokerage window. An additional monthly account maintenance fee will apply if any investments are through the brokerage window.

For each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses.

The 2019 administrative expenses charged to participants were $455,406 for the Salaried Plan, $574,486 for the Bargaining Plan, $519,232 for the Hourly Non-Bargaining Plan, $267,240 for the AFSR Plan and $37,703 for the ATEP Bargaining Plan.

The fees described above are included within Plan Interest in Arconic Retirement Savings Plan Master Trust investment gain.

Recently Adopted Accounting Guidance

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2017-06 Defined Contribution Pension Plans (Topic 962): Employee Benefit Plan Master Trust Reporting. ASU 2017-06 relates to the presentation and disclosure reporting requirements by an employee benefit plan for its interest in a master trust. The guidance requires, for each master trust in which a plan holds an interest, a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. Additionally, the guidance removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments. Lastly, the guidance requires all plans to disclose their master trust’s other asset and liability balances and the dollar amount of the plan’s interest in each of those balances. This ASU is effective for fiscal years beginning after December 15, 2018 and is applied retroactively. Management has adopted the ASU on January 1, 2019, and the presentation of the financial statements and notes herein reflect such adoption.

3.	Master Trust

The Plans offer a variety of investment options which are held in safekeeping in a Master Trust under a trust arrangement by the Trustee. Each participating Plan has a divided interest in the Master Trust based on individual participant investment elections.

At December 31, 2019, Master Trust net assets were comprised of the following:

	Bargaining Plan’s Interest in Master Trust	Salaried Plan’s Interest in Master Trust	Hourly Non-Bargaining Plan’s Interest in Master Trust	AFSR Plan’s Interest in Master Trust	ATEP Bargaining Plan’s Interest in Master Trust	Master Trust Net Assets
Investments at fair value
Arconic Stock Fund (includes $2,842,016 of investments in a common collective trust)	$62,596,129	$65,484,929	$—	$—	$590,007	$128,671,065
Shares of Registered Investment Companies	549,782,020	919,618,800	—	—	3,756,748	1,473,157,568
Commingled trusts	499,733,955	456,354,177	—	—	29,519,593	985,607,725

Total investments at fair value in Arconic Retirement Savings Plan Master Trust	1,112,112,104	1,441,457,906	—	—	33,866,348	2,587,436,358
Investment contracts at contract value	187,658,794	194,364,366	—	—	1,392,945	383,416,105

Total value of interest in Arconic Retirement Savings Plan Master Trust	$1,299,770,898	$1,635,822,272	$—	$—	$35,259,293	$2,970,852,463

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2019 and 2018

At December 31, 2018, Master Trust net assets were comprised of the following:

	Bargaining Plan’s Interest in Master Trust	Salaried Plan’s Interest in Master Trust	Hourly Non-Bargaining Plan’s Interest in Master Trust	AFSR Plan’s Interest in Master Trust	ATEP Bargaining Plan’s Interest in Master Trust	Master Trust Net Assets
Investments at fair value
Arconic Stock Fund (includes $3,249,520 of investments in a common collective trust)	$26,302,887	$48,949,807	$12,110,270	$15,956,261	$623,931	$103,943,156
Shares of Registered Investment Companies	262,271,620	759,983,645	150,829,127	128,814,028	2,781,172	1,304,679,592
Commingled trusts	155,468,328	334,459,049	154,454,501	113,577,887	24,102,906	782,062,671

Total investments at fair value in Arconic Retirement Savings Plan Master Trust	444,042,835	1,143,392,501	317,393,898	258,348,176	27,508,009	2,190,685,419
Investment contracts at contract value	87,073,922	171,264,961	48,275,074	68,766,038	973,471	376,353,466

Total value of interest in Arconic Retirement Savings Plan Master Trust	$531,116,757	$1,314,657,462	$365,668,972	$327,114,214	$28,481,480	$2,567,038,885

For the year ended December 31, 2019, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Net investment gain from Master Trust investments
Investment gain
Arconic Stock Fund (includes $71,483 of income from common collective trusts)	$74,199,377
Shares of Registered Investment Companies	276,076,881
Commingled trusts	166,679,483

516,955,741
Interest	9,761,508
Registered Investment Companies dividends	26,684,651
Arconic stock dividends	671,840

Net investment gain from Arconic Retirement Savings Plan Master Trust investments	$554,073,740

In addition to the investments held in the Master Trust, participants have the option to invest in a self-directed brokerage account that allows the participants to select and manage investments from a variety of options not directly available in the Plans.

Net investment gain from other investments outside of Master Trust
Net investment gain	$12,392,026
Interest	135,862
Dividends & capital gains	1,154,896

Net investment gain from other investments outside of Master Trust	$13,682,784

4.	Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2019 and 2018

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets held both inside and outside of the Master Trust measured at fair value. There have been no changes in methodologies used at December 31, 2019 and 2018.

Cash and Cash Equivalents

Valued at cost which approximates fair value.

Fixed Income Securities

Valued on the basis of valuations furnished by Trustee-approved, (broker/dealer approved for assets held outside of the Master Trust) independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.

Equity Securities

Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds

Valued at the daily closing price as reported by the fund.

Commingled Trusts

Valued at the NAV of shares held by the Plans at year end. These funds are not publically listed.

Self-directed Brokerage Accounts

Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2019 and 2018

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There are no unfunded commitments with respect to commingled trusts. Participants can transact daily with these funds, however, significant withdrawals may be subject to redemption restrictions, at the Trustee’s discretion, to the extent that it is determined such actions would disrupt management of the fund.

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2019.

	Level 1	Level 2	Level 3	Assets Measured at Net Asset value (a)	Total
Fair Value Measurements at end of year
Assets in Arconic Retirement Savings Plan Master Trust
Equity securities (Arconic common stock)	$125,766,529	$—	$—	$—	$125,766,529
Mutual funds	1,473,157,568	—	—	—	1,473,157,568
Commingled trusts	—	—	—	988,512,261	988,512,261

Total of assets in Arconic Retirement Savings Plan Master Trust	1,598,924,097	—	—	988,512,261	2,587,436,358
Assets outside Arconic Retirement Self-directed brokerage account	72,868,128	660,904	—	—	73,529,032

Fair value of plan assets	$1,671,792,225	$660,904	$—	$988,512,261	$2,660,965,390

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2018.

	Level 1	Level 2	Level 3	Assets Measured at Net Asset value (a)	Total
Fair Value Measurements at end of year
Assets in Arconic Retirement Savings Plan Master Trust
Equity securities (Arconic common stock)	$100,326,713	$—	$—	$—	$100,326,713
Mutual funds	1,304,679,592	—	—	—	1,304,679,592
Commingled trusts	—	—	—	785,679,114	785,679,114

Total of assets in Arconic Retirement Savings Plan Master Trust	1,405,006,305	—	—	785,679,114	2,190,685,419
Assets outside Arconic Retirement Self-directed brokerage accounts	68,300,091	680,556	—	—	68,980,647

Fair value of plan assets	$1,473,306,396	$680,556	$—	$785,679,114	$2,259,666,066

(a)

In accordance with SubTopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2019 and 2018

5.	Investment Contracts

The Plans hold a portfolio of investment contracts, all of which are synthetic. The Investment Contracts are held in the Fixed Income Fund (the “Fund”) and are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap providers are contractually obligated to repay the principal by providing a guarantee that the crediting rate will not fall below 0%.

Contract value, as reported to the Plans by the investment manager, represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Investment Contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund’s current market value at the Fund’s current yield to maturity for a period equal to the Fund’s duration. The crediting rate is the discount rate that equates estimated future market value with the Fund’s current contract value, but it may not be less than zero.

The crediting rate, and hence the Fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate, and redemptions by existing shareholders will tend to increase the crediting rate. The opposite is ordinarily true if the market value of the covered assets is lower than their contract value. There are no reserves against contract value for credit risk of the insurance companies or otherwise.

Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the insurance companies, (4) complete or partial termination of the Plan, (5) any change in law, regulation or administration ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow, (6) merger or consolidation of the Plans with another plan, the transfers of the Plans’ assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor, (7) any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program or (10) any transfer of assets from the Fund directly to a competing option.

The Plans’ administrator does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

The Investment Contracts generally allow the contract issuers (banks or insurance companies) to terminate the agreement. However, the banks or insurance companies would be required to grant the Fund a right to amortize any market to book differential over an agreed upon period of time.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2019 and 2018

6.	Related-Party Transactions

The Plans own shares of common stock of Arconic Inc. through the investment in the Arconic Inc. Stock Fund, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations there under. During 2019, purchases and sales of shares of common stock in the Arconic Inc. Stock Fund were $3,937,179 and $51,400,561, respectively. Dividends earned on Arconic Inc. common stock during 2019 were $671,840. As of December 31, 2019 and 2018 the Plans owned 4,087,310 and 5,952,341 shares of Arconic Inc. common stock, respectively.

The Company pays certain administrative expenses or perform administrative functions on behalf of the Plans.

The Plans invest in funds managed by The Bank of New York Mellon. The Bank of New York Mellon is the trustee as defined by the Plans, and therefore these transactions, and expenses paid to Bank of New York Mellon, qualify as party-in-interest transactions.

Participants may borrow from their individual account balances in the Plans. The loan program is discussed in Note 1. These transactions qualify as party-in-interest transactions.

7.	Plan Transfers

Effective December 31, 2019, all participant accounts, assets and liabilities of the AFSR Plan attributable to salaried and former salaried employees were transferred into the Salaried Plan, which amounted to $190,344,438. The remaining participant accounts, assets and liabilities of the AFSR Plan of $230,134,100, which is attributable to hourly and former hourly employees, were merged into the Hourly Non-Bargaining Plan. Finally, the Hourly Non-Bargaining Plan was then merged into the Bargaining Plan, resulting in the Bargaining Plan receiving $704,291,357 in participant accounts, assets, and liabilities.

8.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the plan sponsors by letters dated April 28, 2017 for the Bargaining Plan, Salaried Plan and the Hourly Non-Bargaining Plan, a letter dated May 17, 2017 for the AFSR Plan, and a letter dated April 10, 2018 for the ATEP Bargaining Plan that the Plans are qualified and the trust established under the Plans is tax exempt under the appropriate sections of the Code. These Plans have been amended since receiving the determination letters. However, the Plans’ administrator and the Plans’ tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plans were qualified and the related trust was tax-exempt as of the financial statements date.

US GAAP require the Plans’ management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the organization has taken an uncertain position that would not be sustained upon examination by the IRS. The Plans’ administrator and its tax counsel have analyzed the tax positions taken by the Plans and have concluded that as of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure to the financial statements. As such, no reserve is required under US GAAP. The Plans are subject to audits by the IRS; however, there are no current IRS audits for any tax periods in progress. The Plans’ administrator and its tax counsel believe the Plans are no longer subject to IRS audits outside the statutory audit period.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2019 and 2018

9.	Subsequent Events

Management has evaluated the events and transactions that have occurred through June 24, 2020, the date the financial statements were available to be issued, and noted no items requiring adjustment of the financial statements or additional disclosures, other than that which is noted below. Effective February 1, 2020:

•	In anticipation of the separation of Arconic Inc., management established the Arconic Corp. Salaried 401(k) Plan and the Arconic Corp. Hourly 401(k) Plan.

•

The accounts attributable to all Participants who were employees or former employees of certain locations as defined in the Separation and Distribution Agreement were spun-off from the Salaried Plan to the Arconic Corp. Salaried 401(k) Plan and from the Bargaining Plan to the Arconic Corp. Hourly 401(k) Plan. $752,932,579 was transferred from the Salaried Plan to the Arconic Corp. Salaried 401(k) Plan, and $615,355,863 was transferred from the Bargaining Plan to the Arconic Corp. Hourly 401(k) Plan.

•

The Salaried Plan was renamed as the Howmet Aerospace Salaried Retirement Savings Plan. The Bargaining Plan was renamed as the Howmet Aerospace Hourly Retirement Savings Plan, and the ATEP Bargaining Plan was renamed the Howmet Aerospace Niles Bargaining Retirement Savings Plan.

Effective April 1, 2020, Arconic Inc. separated into two separate publicly traded companies. Arconic Inc. was renamed Howmet Aerospace Inc. and began trading under the ticker symbol HWM. Arconic Corporation was spun off from Arconic Inc. and began trading under the ticker symbol ARNC. This resulted in two separate stock funds under the Plan: the Howmet Aerospace Stock Fund (which is an employee stock ownership plan invested primarily in employer securities) and the Arconic Corporation Stock Fund (a nonemployer stock fund).

The Arconic Corporation Stock Fund shall be permitted as an investment option under the Plans for approximately one year after April 1, 2020. No new investments, transfers to, or purchases may be made in the Arconic Corporation Stock Fund on or after April 1, 2020.

The Coronavirus Aid, Relief, and Economic Security Act (CARES Act), signed into law March 27, 2020, introduced temporary relief provisions related to the Plans. An eligible participant may take a Coronavirus related distribution up to $100,000 or his/her total vested account balance, if less. Eligible participants may take a distribution through December 30, 2020, regardless of age or status. Distributions are not subject to the 10% early withdrawal penalty that applies to distributions taken before age 59 1⁄2 or the 20% mandatory withholding tax. The distributions will be included in the participant’s taxable gross income ratably over a three-year tax period beginning with the 2020 tax year. The Plans also suspended the Required Minimum Distributions requirements for 2020 and allow for delays in loan repayments of new and existing loans made between April 9, 2020 and December 31, 2020 for up to one year. The loans will be reamortized at the end of the delay over the original remaining loan period.

Arconic Bargaining Retirement Savings Plan

EIN #25-0317820, Plan 008

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value.	(d) Cost	(e) Current value
*	Arconic Retirement Savings Plan Master Trust	Investment in Arconic Retirement Savings Plan Master Trust	**	$1,299,770,898

*	Notes receivable from participants	Interest rates range from 4.25% to 9.50%; loans due at various maturity dates from less than one year to 25 years	**	56,836,509

*	Various	Schwab self-directed brokerage account	**	24,149,060

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

Arconic Salaried Retirement Savings Plan

EIN #25-0317820, Plan 007

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value.	(d) Cost	(e) Current value
*	Arconic Retirement Savings Plan Master Trust	Investment in Arconic Retirement Savings Plan Master Trust	**	$1,635,822,272

*	Notes receivable from participants	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	16,576,066

*	Various	Schwab self-directed brokerage account	**	49,313,109

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

Arconic Retirement Savings Plan for ATEP Bargaining Employees

EIN #30-10875005, Plan 014

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2019

(a) Plan	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value.	(d) Cost	(e) Current value
*	Arconic Retirement Savings Plan Master Trust	Investment in Arconic Retirement Savings Plan Master Trust	**	$35,259,293

*	Notes receivable from participants	Interest rates range from 4.75% to 6.5%; loans due at various maturity dates from less than one year to 25 years	**	1,534,199

*	Various	Schwab self-directed brokerage account	**	66,863

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Arconic Bargaining Retirement Savings, Arconic Salaried Retirement Savings Plan, Arconic Hourly Non-Bargaining Retirement Savings Plan, Arconic Fastener Systems and Rings Retirement Savings Plan and Arconic Retirement Savings Plan for ATEP Bargaining Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCONIC BARGAINING RETIREMENT SAVINGS PLAN

ARCONIC SALARIED RETIREMENT SAVINGS PLAN

ARCONIC NON-BARGAINING HOURLY

RETIREMENT SAVINGS PLAN

ARCONIC FASTENER SYSTEMS AND RINGS

RETIREMENT SAVINGS PLAN

ARCONIC RETIREMENT SAVINGS PLAN FOR ATEP

BARGAINING EMPLOYEES

By:	/s/ Neil E. Marchuk
Neil E. Marchuk
Benefits Management Committee Member

By:	/s/ Brian Redmond
Brian Redmond
Benefits Management Committee Member

By:	/s/ Barbara L. Shultz
Barbara L. Shultz
Benefits Management Committee Member

June 24, 2020

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-106411, 333-32516, 333-128445, 333-146330, 333-153369, 333-155668, 333-168428, 333-170801, 333-182899 and 333-209772, 333-229914) of Howmet Aerospace of our report dated June 24, 2020 relating to the financial statements and supplemental schedules of the Arconic Bargaining Retirement Savings Plan, Arconic Salaried Retirement Savings Plan, Arconic Hourly Non-Bargaining Retirement Savings Plan, Arconic Fastener Systems and Rings Retirement Savings Plan, and Arconic Retirement Savings Plan for ATEP Bargaining Employees which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 24, 2020